UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Abcam plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

000380204

(CUSIP Number)

Jonathan Milner

Honey Hill House, 20 Honey Hill

Cambridge CB3 0BG

With copies to:

Richard M. Brand Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 212-504-6000	Michael Newell Cadwalader, Wickersham & Taft LLP 100 Bishopsgate London EC2N 4AG 44 (0) 20 7170 8540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dr. Jonathan Milner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 11,733,853[1]
	8	SHARED VOTING POWER 2,697,349[2]
	9	SOLE DISPOSITIVE POWER 11,733,853[1]
	10	SHARED DISPOSITIVE POWER 2,697,349[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,431,202[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.28%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 229,723,147 Ordinary Shares outstanding as of May 17, 2023, as reported in Exhibit 99.1 of the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 17, 2023.

1 Includes 11,700,200 Ordinary Shares and 33,653 shares directly held by the Reporting Person through American Depository Shares representing, each, one Ordinary Share (“ADS”).

2 Includes 714,382 ADS’s held by the Reporting Person’s spouse and 1,982,967 ADS’s held by three limited companies over which the Reporting Person exercises investment discretion. The Reporting Person disclaims beneficial ownership over the Ordinary Shares beneficially owned by his spouse, except to the extent of his pecuniary interest therein.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on May 1, 2023, as amended and supplemented by Amendment No. 1 filed May 18, 2023, as amended and supplemented by Amendment No. 2 filed May 30, 2023, as amended and supplemented by Amendment No. 3 filed June 5, 2023 and as amended and supplemented by Amendment No. 4 filed June 6, 2023, (the “Original 13D,” and as amended and supplemented by this Amendment No. 5, the “Schedule 13D”) by the Reporting Person, relating to the Ordinary Shares of the Issuer. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms not defined in this Amendment No. 5 shall have the meaning ascribed to them in the Original 13D.

The purpose of this Amendment No. 5 is to update the disclosure in Items 4 and 7 of the Schedule 13D as hereinafter set forth.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

        (a), (f) This statement is being filed by Dr. Jonathan Milner, a citizen of the United Kingdom.

(b) The address of the Reporting Person is Honey Hill House, 20 Honey Hill, Cambridge, CB3 0BG.

(c) The Reporting Person’s principal occupation is as an investor and executive in life sciences companies.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On June 12, 2023, the Reporting Person published a slide-deck presentation regarding the Issuer, as set forth more fully in Exhibit 99.6 hereto.

On June 12, 2023, the Reporting Person published an open letter to shareholders of the Issuer, as set forth more fully in Exhibit 99.7 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.6	“Abcam in Focus” slide-deck presentation of Jonathan Milner, dated June 2023.

Exhibit 99.7	Open Letter to Shareholders by Jonathan Milner, dated June 12, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

By:	/s/ Jonathan Milner
Name: Jonathan Milner